UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM C-AR
ANNUAL REPORT

TASTE OF NATURE, INC.
For the Fiscal Year Ended December 31, 2025
CIK 0001952591

2828 Donald Douglas Loop N, Suite A
Santa Monica, California 90405

Company and Business

Taste of Nature, Inc. (the “Company”) is a California corporation organized on June 22, 1992. The Company develops, manufactures, markets and sells confectionery and snack products, including Cookie Dough Bites®, Swirlz® Cotton Candy, Muddy Bears®, Doughlish®, Mrs. Fields® shelf-stable cookies and other branded confectionery products. The Company sells primarily through grocery, drug, convenience, mass-market and specialty retailers, online sellers, vending operators, movie theatres and concession channels.

The Company’s principal office is in Santa Monica, California, and its manufacturing and distribution facility is in Wheeling, Illinois. The Company has 38 employees.

Business Overview

Taste of Nature, Inc. intends to build on its more than 30 years of experience in the confectionery industry by expanding its existing product lines, developing innovative new products, and leveraging strategic licensing partnerships, including Sanrio (Hello Kitty®), Hostess®, and Keurig Dr Pepper. The Company plans to continue expanding its seasonal offerings for Halloween, Christmas, Valentine’s Day, and Easter through product innovation, line extensions, and licensed products, including gifting items. Our strategy is to strengthen existing retail relationships, expand distribution into additional markets, and pursue opportunities to improve product mix and profitability through continued sales and marketing efforts.

Directors of the Company

There were no changes during 2025 to the directors, officers or capitalization previously reported by the Company in its 2024 Form C-AR. Scott Samet and Douglas Chu remain directors and significant stockholders, each holding 25,000,000 shares of Class B common stock.

Stock and Ownership

The Company has 3,191,047 shares of Class A common stock and 50,000,000 shares of Class B common stock outstanding, and no preferred shares outstanding. Class B common stock carries 10 votes per share. Scott Samet and Douglas Chu each hold 25,000,000 Class B shares and, together, hold all outstanding Class B shares, giving them substantial control over matters submitted to stockholders for a vote. The Company did not conduct an additional Regulation Crowdfunding offering or issue additional crowdfunding securities during 2025.

Prior Regulation Crowdfunding Offering

The Company previously sold securities pursuant to Regulation Crowdfunding. No additional Regulation Crowdfunding securities were sold during 2025. The Company continues to provide annual reports pursuant to the ongoing reporting requirements applicable to its prior Regulation Crowdfunding offering.

2025 Financial Information

Item	2025
Cash and cash equivalents	$2,141,755
Accounts receivable, net	$2,803,652
Inventory	$4,801,270
Total assets	$13,538,581
Total liabilities	$8,159,209
Total stockholders' equity	$5,379,372
Revenue	$32,703,447
Cost of goods sold	$21,429,534
Net income	$369,109

The Company's audited financial statements for the year ended December 31, 2025 are included with this annual report and should be read for the complete financial statements and related disclosures.

Material Indebtedness

At December 31, 2025, the Company had total outstanding debt of $3,890,810, consisting of a $3,101,039 outstanding line of credit and $789,771 outstanding under a term loan with American Commercial Bank & Trust. The term loan bears interest at 6.25% and matures April 30, 2027. The line of credit was renewed on April 30, 2026 through April 30, 2027 and its borrowing limit was increased to $5,500,000. Additional information is contained in Note 5 to the audited financial statements.

Litigation and Contingencies

The Company is occasionally involved in litigation arising in the ordinary course of business. As stated in Note 9 to the audited financial statements, there were no pending significant legal proceedings for which management believed the ultimate outcome would have a material adverse effect on the Company's financial position.

Material Risks

The Company's business is subject to risks associated with competition, retailer and consumer demand, ingredient and packaging costs, supply-chain and manufacturing disruptions, licensed brands, indebtedness and liquidity requirements, related-party transactions, and the limited liquidity and transferability of its securities.

Ongoing Reporting

The Company remains subject to the ongoing annual reporting requirements of Regulation Crowdfunding. The Company's annual report for the fiscal year ended December 31, 2024 was filed after the applicable filing deadline.

Audited Financial Statements

The Company's audited financial statements for the year ended December 31, 2025, including the Independent Auditor's Report and accompanying notes, are included with this Form C-AR.

Certification

Pursuant to Regulation Crowdfunding, the undersigned certifies that the information in this annual report is true and complete in all material respects and that the financial statements included with this report are true and complete in all material respects.

TASTE OF NATURE, INC.

By:	__/s/ Scott Samet________________________________
Name:	Scott Samet
Title:	CEO & President
Date:	October 7, 2026

By:	__/s/ Douglas Chu________________________________
Name:	Douglas Chu
Title:	Director
Date:	October 7, 2026

Exhibits

Exhibit A Financial Statements